UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CADELER A/S
(Name of Subject Company)

CADELER A/S
(Name of Person Filing Statement)

American Depositary Shares, each representing four (4) Ordinary Shares, par value DKK 1.00 per share
(Title of Class of Securities)
12738K109
(CUSIP Number of Class of Securities)
Alexander Simmonds
Executive Vice President and Chief Legal Officer
Cadeler A/S
Kalvebod Brygge 43
DK-1560 Copenhagen
Denmark
Tel: +45 3246 3100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With a copy to:
Connie I. Milonakis
Davis Polk & Wardwell London LLP
The Whittington Building
4A Frederick’s Place
London EC2R 8AB
United Kingdom
Tel.: +44-20-7418-1327

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.   SUBJECT COMPANY INFORMATION
Name and Address
The name of the company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Cadeler A/S, a public limited liability company incorporated under the laws of Denmark (“Cadeler” or the “Company”). The address of Cadeler’s principal executive office is Kalvebod Brygge 43, DK-1560 Copenhagen, Denmark. The telephone number of Cadeler’s principal executive office is +45 3246 3100.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is Cadeler’s ordinary shares, par value DKK 1.00 per share, including shares represented by Cadeler ADSs (as defined below) (the “Cadeler Shares”). As of the close of business on September 18, 2026, there were 386,053,341 Cadeler Shares issued and outstanding.
ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address
The name, business address and business telephone number of Cadeler, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Item 1. Subject Company Information — Name and Address,” which information is incorporated herein by reference.
Tender Offer and Squeeze-out
This Schedule 14D-9 relates to a tender offer by Cadeler plc, a public limited liability company incorporated under the laws of England and Wales (“NewCo”) to exchange for each outstanding Cadeler Share including Cadeler Shares represented by American Depositary Shares each representing four (4) Cadeler Shares (“Cadeler ADSs”), validly tendered and not validly withdrawn in the offer, one (1) ordinary share of NewCo, with a nominal value $1.00 per share (each a “NewCo Share”). The foregoing offer, including the offer pursuant to the combined English language prospectus and offer document (the “EU Prospectus and Offer Document”) filed with the Financial Supervisory Authority of Norway (in Norwegian: Finanstilsynet) (the “NFSA”) is referred to as the “Offer.” The “Offer Consideration” refers to one (1) NewCo Share for each outstanding Cadeler Share (including Cadeler Shares represented by Cadeler ADSs) exchanged by holders of Cadeler Shares (the “Cadeler Shareholders”) and accepted by NewCo in accordance with the terms and subject to the conditions of the Offer, providing for an exchange ratio of one (1) NewCo Share for each Cadeler Share. Holders of Cadeler ADSs who participate in and whose Cadeler Shares are accepted in the Offer (each Cadeler ADS representing four (4) Cadeler Shares) will receive four (4) NewCo Shares in exchange for each Cadeler ADS.
The address of NewCo’s principal executive office is Avocet Court, 8 Central Avenue, St. Andrews Business Park, Norwich, Norfolk NR7 0HR, United Kingdom. The telephone number of NewCo’s principal executive office is +44 (0) 1493 841 400.
The board of directors of Cadeler (the “Cadeler Board”), has unanimously approved the redomiciliation of Cadeler from Denmark to the United Kingdom (the “Redomiciliation”), to be effected by virtue of the Offer. The Offer is being made upon the terms and subject to the conditions set forth in NewCo’s prospectus/offer to exchange, dated September 22, 2026 (as it may be amended or supplemented from time to time, the “Prospectus/Offer to Exchange”), and the related form of Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). A more complete description of the Redomiciliation and the terms of the transactions can be found in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Offer and the Redomiciliation” and “The Offer and the Redomiciliation.” The Prospectus/Offer to Exchange and the Letter of Transmittal are filed as Exhibits (a)(4) and (a)(1)(i), respectively, to this Schedule 14D-9 and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended from time to time, the “Schedule TO”) filed by NewCo with the Securities and Exchange Commission (“SEC”) on September 22, 2026.
The Offer Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into NewCo Shares or Cadeler Shares, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Cadeler Shares or NewCo Shares outstanding after the date hereof and prior to the Acceptance Time. The “Acceptance Time” refers to the time that NewCo accepts for exchange all Cadeler Shares and Cadeler ADSs that are validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date (as defined below) (as it may be extended in accordance with the terms of the Offer) or, at NewCo’s election, concurrently with the Expiration Date if all conditions to the Offer have been satisfied or waived in accordance with the terms of and subject to the conditions of the Offer.
As promptly as practicable following the consummation of the Offer, NewCo intends to initiate and complete a compulsory acquisition in accordance with sections 70-72 of the Danish Companies Act of the Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) it did not acquire in the Offer, for cash (the “Squeeze-out”). The purpose of the Squeeze-out is for NewCo to acquire all Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) that it did not acquire in the Offer. Upon the consummation of the Squeeze-out, Cadeler will be a wholly-owned subsidiary of NewCo, and Cadeler Shareholders will not have any direct ownership interest in Cadeler (though those Cadeler Shareholders who accept the Offer and tender their Cadeler Shares and/or Cadeler ADSs pursuant to the Offer will continue to have an indirect ownership interest in Cadeler through their ownership interest in NewCo).
NewCo commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on September 22, 2026. Subject to its terms and conditions, the Offer is initially scheduled to expire at 5:00 P.M., Eastern time on October 21, 2026 (the “Initial Expiration Date,” and such date or such subsequent date to which the Initial Expiration Date is extended in accordance with the terms of the Offer, the “Expiration Date”).
NewCo’s obligation to accept Cadeler Shares and Cadeler ADSs validly tendered (and not validly withdrawn) in exchange for the issue of NewCo Shares by NewCo pursuant to the Offer is subject to the satisfaction or waiver by NewCo of certain conditions, including, but not limited to, the condition that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) that would represent, together with any Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) then owned by NewCo, more than 90% of the total number and of the aggregate voting power of the Cadeler Shares outstanding immediately after the consummation of the Offer, excluding any Cadeler Shares held in treasury (the “Minimum Condition”). For more information on the conditions to the Offer, see Item 8.
The foregoing summary of the Offer and the Squeeze-out is qualified in its entirety by the more detailed description and explanation contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, which are filed as Exhibits (a)(2) and (a)(1), respectively, to this Schedule 14D-9 and are incorporated by reference herein.
ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Cadeler, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Cadeler or its affiliates, on the one hand, and (i) Cadeler’s executive officers, directors or affiliates, or (ii) NewCo or its respective executive officers, directors or affiliates, on the other hand.
The Cadeler Board was aware of the agreements, arrangements or understandings incorporated by reference into this Item 3 during their respective deliberations of the merits of the Redomiciliation and considered them in determining to make the recommendations set forth in this Schedule 14D-9.

Arrangements Between Cadeler and NewCo
NewCo is a holding company, established by one of Cadeler’s shareholders, BW Altor Pte. Ltd. (“BW Altor”), in order to facilitate the implementation of the Offer and Redomiciliation. Upon completion of the Redomiciliation, NewCo will be the ultimate parent company of the Group (as defined below) and, upon completion of the Squeeze-out, Cadeler will be a direct, wholly owned subsidiary of NewCo.
As of June 30, 2026, the Group had recognized EUR 4 million in legal and other advisory costs incurred in connection with the Redomiciliation. Cadeler has recognized such costs within prepayments in its financial statements for the six months ended June 30, 2026 and the year ended December 31, 2025, as it is anticipated that these costs will be reimbursed by NewCo immediately following the Redomiciliation. Cadeler and NewCo have not, however, entered into any formal agreement for any such reimbursement.
Interests of the NewCo Board in the Redomiciliation
All members of the board of directors of NewCo (the “NewCo Board”) are existing members of the Cadeler Board. However, the members of the Cadeler Board and the NewCo Board will be granted no special benefits in connection with the Redomiciliation. None of the members of the Cadeler Board, the NewCo Board or the members of the executive management of Cadeler or NewCo will receive compensation due to the Redomiciliation. Further, no material changes to the remuneration package for the Cadeler Board or executive management of Cadeler are intended to be made in connection with the Redomiciliation. The existing rights over Cadeler Shares held by participants under Cadeler’s equity plans (including members of the Cadeler Board and management) are expected to be replaced by substantially equivalent rights over NewCo Shares.
Arrangements Between Cadeler and its Executive Officers, Directors and Affiliates
Affiliated Ownership
The following table sets forth information regarding beneficial ownership of Cadeler Shares for each of BW Altor and Scorpio Holdings Limited (“Scorpio Holdings”), as related parties, of which Cadeler is aware as of September 18, 2026. All of the Cadeler Shareholders, including the shareholders listed in the table below, are entitled to one vote for each Cadeler Share held.
Name of major Cadeler Shareholder	Number of Cadeler Shares	% owned
BW Altor Pte. Ltd.(1)	109,007,909	28.24%
Scorpio Holdings Limited(2)	49,356,825	12.78%

(1)
BW Altor is ultimately controlled by Andreas Sohmen-Pao who is also the Chair of the Cadeler Board.

(2)
Emanuele Lauro, Vice Chair of the Cadeler Board, is a director, Chief Executive Officer, and 10% shareholder of Scorpio Holdings. Scorpio Holdings partially holds its shareholding through Scorpio Services Holding Limited (“Scorpio Services Holding”).

The following table presents information regarding the total amount of Cadeler Shares directly or indirectly owned by members of the Cadeler Board (including each of their connected persons) and Cadeler’s executive management as of September 18, 2026 (excluding shares underlying incentive programs):
Name of shareholder	Number of Cadeler Shares	% owned(1)
Cadeler Board
Andreas Sohmen-Pao(2)	109,007,909	28.24%
Emanuele Lauro(3)	*	*
Andrea Abt	*	*
Ditlev Wedell-Wedellsborg	*	*

Name of shareholder	Number of Cadeler Shares	% owned(1)
James B. Nish	*	*
Collete Cohen	—	—
Thomas Thune Andersen	—	—
Executive management
Mikkel Gleerup	*	*
Peter Brogaard Hansen	*	*

*
Denotes a shareholding of less than 1%.

(1)
Calculated based on the holding of shares and votes disclosed in connection with the most recent major shareholders notification, which may have changed since such date.

(2)
Includes shares held by BW Altor. BW Altor is ultimately controlled by Andreas Sohmen-Pao who is also the Chair of the Cadeler Board.

(3)
Excludes shares held by Scorpio Holdings. Emanuele Lauro, Vice Chair of the Cadeler Board, is a director, Chief Executive Officer, and 10% shareholder of Scorpio Holdings.

Interests of Cadeler and its Directors and Executive Officers in the Redomiciliation
The Cadeler Board and certain members of the management of Cadeler participated in determining the nature and terms of the Redomiciliation. These individuals may have certain interests in the transactions that are additional to the interests of Cadeler Shareholders generally and that may have caused them to view the Redomiciliation more favorably or differently from the way Cadeler Shareholders would view it. BW Altor, by virtue of its role in forming NewCo for purposes of implementing the Redomiciliation, may have interests in the transactions that differ from those of Cadeler Shareholders generally, and that may have caused it to view the Redomiciliation more favorably or differently from the way Cadeler Shareholders would view it.
All members of the Cadeler Board are already members of the NewCo Board. However, the members of the Cadeler Board and the NewCo Board will be granted no special benefits in connection with the Redomiciliation. None of the members of the Cadeler Board, the NewCo Board or the members of the executive management of Cadeler or NewCo will receive compensation due to the Redomiciliation. Further, no material changes to the remuneration package for the Cadeler Board or executive management of Cadeler are intended to be made in connection with the Redomiciliation. The existing rights over Cadeler Shares held by participants under Cadeler’s equity plans (including members of the Cadeler Board and management) are expected to be replaced by substantially equivalent rights over NewCo Shares.
Related Party Transactions
For the six months ended June 30, 2026 and 2025, the following significant transactions took place between Cadeler and/or its subsidiaries and related parties within the BW Group (defined as BW Group Limited together with its subsidiaries) and Scorpio Holdings Group (defined as Scorpio Holdings Limited together with its subsidiaries) at terms agreed between the parties:
	H1 2026	H1 2025
	EUR’000
Purchases of services from related parties	(1,338)	(3,510)
BW Group Limited (including subsidiaries)	(1,335)	(3,270)
Scorpio Holdings Limited (including subsidiaries)	(277)	(240)
Payables to related parties at reported period	—	(382)
BW Group Limited (including subsidiaries)	—	(306)
Scorpio Holdings Limited (including subsidiaries)	—	(76)

Related party transactions for the six months ended June 30, 2026 and 2025 are primarily related to guarantee fees charged by BW Group Limited, training-related costs and travel costs charged by BW Maritime Pte Ltd. (“BW Maritime”), share lending fees charged by BW Altor in connection with the private placement completed in March 2026 and administrative expenses charged by Scorpio Services Holding.
For the years ended December 31, 2025, 2024 and 2023, the following significant transactions took place between Cadeler and/or its subsidiaries and related parties within the BW Group and Scorpio Holdings Group at terms agreed between the parties:
	2025	2024	2023
	EUR’000
Purchases of services from related parties	(5,732)	(8,260)	(9,216)
BW Group Limited (including subsidiaries)	(5,455)	(7,121)	(9,199)
Scorpio Holdings Limited (including subsidiaries)	(277)	(1,139)	(17)
Receivables from related parties at reported period	—	214	592
Scorpio Holdings Limited (including subsidiaries)	—	214	592
Payables to related parties at reported period	382	223	162
BW Group Limited (including subsidiaries)	306	181	10
Scorpio Holdings Limited (including subsidiaries)	76	42	152
Related party transactions during the years ended December 31, 2025, December 31, 2024 and December 31, 2023 are primarily related to guarantee fees charged by BW Group Limited, bunker supply provided by Hafnia Pools Pte Ltd (a member of the BW Group), training-related costs charged by BW Maritime, and administrative expenses charged by Scorpio Services Holding.
For the six months ended June 30, 2026 and 2025 and the years ended December 31, 2025, 2024 and 2023, Cadeler has not entered into any significant transactions with members of the Cadeler Board or executive management, other than remuneration and reimbursement of expenses. Cadeler has not provided or granted any loans or guarantees to its directors or executive management.
Group’s Related Party Transactions
Members of Cadeler’s executive management and the Cadeler Board, as well as their respective close family members and entities controlled by them or over which they exercise significant influence are considered related parties of Cadeler. BW Altor and Scorpio Holdings, together with certain of their respective affiliates, are considered related parties as they are deemed to be controlled by, or under the significant influence of, Andreas Sohmen-Pao and Emanuele Lauro (each a member of the Cadeler Board), respectively.
For the six months ended June 30, 2026 and 2025 and the years ended 31 December 2025, 2024 and 2023, there were no material transactions between Cadeler or any entity within the Group and BW Altor and Scorpio Holdings (or their respective affiliates) other than the transactions described below:
Guarantees provided by BW Group
Since 2021, the BW Group has provided COSCO SHIPPING Heavy Industry Co. Ltd. with seven guarantees in respect of the sums payable by Cadeler in accordance with the contracts for the construction of the P-Class, A-Class, and T-Class wind installation vessels. Fees are payable by the Group to BW Group in respect of these guarantees from the time that they are incurred until they are subsequently discharged. As at June 30, 2026, two guarantees were outstanding, relating to Cadeler’s second and third A-class vessels (Wind Ace and Wind Apex). The Wind Ace guarantee was subsequently discharged upon delivery of the vessel on July 17, 2026. As of September 18, 2026, three guarantees are outstanding: one relating to Wind Apex; and two relating to the T-class newbuild vessels, both entered into in August 2026.
Share lending fees paid to BW Group in connection with Cadeler private placements
In order to facilitate the settlement of shares issued in private placements by Cadeler in February 2024 and March 2026 on a delivery versus payment basis, Cadeler, DNB Carnegie, a part of DNB Bank ASA, and BW Altor entered into share lending agreements. The total cost to Cadeler under such share lending agreements was approximately EUR 11,000 in aggregate.
Training courses provided by BW Maritime
BW Maritime has provided training courses for Cadeler’s onshore staff as well as reimbursement of travelling costs for certain board members in connection with such training.
Administrative support provided by Scorpio Services Holding
The Group, due to the business combination with Eneti Inc. (“Eneti”), holds an agreement with Scorpio Services Holding for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services under which it is required to reimburse to Scorpio Services Holding for the direct and indirect expenses incurred in providing such services.
Ultramax and Kamsarmax pools
Through the business combination with Eneti, Cadeler acquired receivables positions from Eneti related to transactions to Scorpio Holdings Group related parties for certain historic commercial management services. These services involved securing employment for Eneti’s drybulk vessels in the spot market or on time charters. These pools were settled, with respect to those entities acquired by Cadeler, in 2025 with the net receivables paid to Cadeler by Scorpio Holdings.
ITEM 4.   THE SOLICITATION OR RECOMMENDATION
Recommendation of the Cadeler Board
The Cadeler Board has unanimously determined that the Redomiciliation, including the Offer, is fair to, and in the best interests of, Cadeler and Cadeler Shareholders, and has resolved to recommend that Cadeler Shareholders accept the Offer and tender their Cadeler Shares and/or Cadeler ADSs to NewCo pursuant to the Offer.
Accordingly, and for the other reasons described in more detail below, the Cadeler Board, having considered carefully the terms of the Offer, and various factors described below under the caption “— Background and Reasons for the Redomiciliation,” hereby unanimously recommends that Cadeler Shareholders accept the Offer and tender all of their Cadeler Shares and/or Cadeler ADSs pursuant to the Offer.
Background and Reasons for the Redomiciliation
“Group” or “Cadeler Group,” prior to the Redomiciliation, refers to Cadeler together with its subsidiaries, and, after the Redomiciliation, refers to NewCo together with its subsidiaries, which will include Cadeler as Cadeler will become NewCo’s wholly-owned subsidiary as a result of the Redomiciliation and the Squeeze-out.
The Cadeler Board has unanimously approved the proposal of the Redomiciliation and recommended the Offer. In reaching its decision, the Cadeler Board consulted with Cadeler’s management and legal, financial and tax advisors, and considered a variety of factors, including the following:
•
Enhancing access to deeper pools of capital.   The Cadeler Board believes that the Redomiciliation will increase access and broaden appeal to a more diversified and international investor base. The U.K.’s legal system, corporate governance practices and tax regime, in combination, are familiar to the Group’s existing international investor base and offer substantial benefits. The Cadeler Board believes this enhanced position could generate incremental demand and share trading liquidity and also expects the broader investment appeal and related shift in regulatory environment to enhance the Group’s strategic and financing flexibility.

•
Improving the Group’s competitive position in line with its global peers.   Many of the Group’s peers have direct share listings in the United States and have greater trading liquidity on U.S. exchanges than the Group does. The Cadeler Board believes that a direct listing and trading on the NYSE of

NewCo Shares will increase the Group’s proximity to U.S. and international institutional investors and analysts, which is expected to improve valuation comparisons to peers and enhance share trading liquidity.
•
Redomiciling to a jurisdiction where the Group operates.   As a result of the Redomiciliation, all of the Group’s operating entities will be held under NewCo, a U.K.-incorporated entity subject to English corporate law. The Cadeler Board believes this will provide an efficient legal, regulatory and tax framework for the Group and its shareholders which is expected to enhance strategic and financing flexibility and thereby broaden the appeal of the Group to investors. The Cadeler Board also expects to build upon the existing relationships and knowledge of the Group in the United Kingdom. The Redomiciliation supports the Group’s business strategy generally, including by facilitating the greater physical presence of its executive management in the United Kingdom and elsewhere in the markets in which the Group operates.

•
Minimal disruption for existing shareholders.   In addition to a direct listing and trading of the NewCo Shares on the NYSE, NewCo will seek listing on the OSE. As a result, the Group will continue to build upon its established listings and pools of liquidity. Furthermore, the Group proposes no changes to the membership of the Cadeler Board or to management, who remain focused on executing the Group’s strategy. The Redomiciliation is not expected to result in any job losses, and certain core corporate functions servicing the Group, including the Group’s headquarters, are expected to remain in Denmark. See “Risk Factors — Risks Related to the Offer and the Redomiciliation — The Redomiciliation will trigger transaction costs and expenses and is not expected to result in any significant cost savings or synergies.”

•
Continuity of shareholding structure.   The Redomiciliation will allow existing Cadeler Shareholders to maintain their investment in the Group in approximately the same percentages as they held prior to the implementation of the Redomiciliation, although they may end up holding a different percentage of ownership in NewCo Shares if not all Cadeler Shareholders participate in, and accept, the Offer.

•
Tax treatment.   The Offer is generally not expected to result in U.K., U.S. federal or Danish income tax on the tender of Cadeler Shares or Cadeler ADSs by Non-U.K. Holders (as defined herein), and the Offer is expected to be broadly tax neutral for the Group on a going-forward basis. However, the tax treatment of ADSs under Danish law is uncertain and no binding tax ruling or decision in the application for general permission for a tax exempt share-for-share exchange in connection with the Offer has been obtained confirming the tax treatment of the Cadeler ADSs in connection with the Redomiciliation. If the Danish Tax Agency or a Danish court or tax tribunal should determine that the Cadeler ADSs should not be treated as shares for Danish tax purposes and that holders of Cadeler ADSs did not have legal title to the underlying shares, then the Danish tax treatment of, inter alia, dividends and other distributions on the Cadeler ADSs, the ability to reclaim Danish dividend withholding tax, and the Danish tax treatment of gains or losses on a disposal of the Cadeler ADSs or exchange of the Cadeler ADSs could be adversely affected, which could have a material adverse effect on the after-tax return and value of the Cadeler ADSs for holders of the Cadeler ADSs. For risk factors identified with respect to the Danish tax treatment of ADSs, please see “Risk Factors — Risks Related to the NewCo Shares and the Cadeler Shares (including Cadeler Shares ADSs) — The tax treatment of Cadeler ADSs under Danish law is uncertain.” See “Material Tax Consequences” for a description of the material tax consequences relating to the Redomiciliation.

•
Accounting treatment.   For accounting purposes, the Redomiciliation does not result in a business combination as defined under IFRS 3 “Business Combinations.” This is because no party to the Redomiciliation can be identified as an accounting acquirer in the transaction and the Redomiciliation does not result in any change in ownership, economic substance or carrying values for the Group. As such, the consolidated financial statements of the successor (NewCo) will reflect that the Redomiciliation is in substance a continuation of the Group and the consolidated financial statements of the predecessor (Cadeler) will become the comparative consolidated financial statements of that successor, adjusted for any reclassification between share capital and other reserves at the settlement of the Offer. As of the settlement of the Squeeze-out, the settlement amount paid by the Group will be recognized directly as a reduction of equity in the consolidated financial statements of the Group. See “— Accounting Treatment.”

The Cadeler Board also considered potential negative consequences and risks that may arise from the Redomiciliation, including the following factors:
•
Significant transaction costs and expenses.   While the Group will incur significant non-recurring transaction costs and expenses in connection with the implementation of the Redomiciliation, the Redomiciliation is not expected to result in any significant cost savings or synergies for the Group, despite the other benefits outlined above; and

•
Risk of failure to timely implement the Redomiciliation.   Our failure to timely implement the Redomiciliation could negatively affect the market price of Cadeler Shares and Cadeler ADSs.

However, the Cadeler Board concluded unanimously that the expected benefits of the Redomiciliation outweigh the potential negative consequences and risks.
The foregoing discussion of the information and factors considered by the Cadeler Board is not intended to be exhaustive, but includes the material positive and negative factors considered by the Cadeler Board. The Cadeler Board did not consider it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered in reaching their decision, nor did they evaluate whether these factors were of equal importance. In addition, each member of the Cadeler Board may have given different weight to the various factors. The determination of the Cadeler Board was made after consideration of all of the factors together.
In arriving at their respective recommendations, the directors of Cadeler were aware of the interests of certain of Cadeler’s directors and executive officers as described in Item 3 — Arrangements Between Cadeler and its Executive Officers, Directors and Affiliates — Interests of Cadeler and NewCo and their Directors and Executive Officers in the Redomiciliation.
Intent to tender
To the best of Cadeler’s knowledge, its executive officers, directors and affiliates who are Cadeler Shareholders intend to tender their Cadeler Shares in the Offer.
ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, and except that such solicitations or recommendations may be made Cadeler’s directors, officers or employees, for which services no additional compensation will be paid, neither Cadeler nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Cadeler Shareholders on Cadeler’s behalf concerning the Offer or the Redomiciliation.
NewCo has retained Georgeson LLC as Information Agent in connection with the Offer (the “Information Agent”). The Information Agent may contact holders of shares by mail, email, telephone, facsimile and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of shares. NewCo will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. NewCo agreed to indemnify the Information Agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.
In addition, NewCo has retained Computershare Inc. as Exchange Agent in connection with the Offer (the “Exchange Agent”). NewCo will pay the Exchange Agent reasonable and customary compensation for its services in connection with the Offer, will reimburse the Exchange Agent for its reasonable out-of-pocket expenses and will indemnify the Exchange Agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.
NewCo will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers. Except as set forth above, NewCo will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Cadeler Shares and Cadeler ADSs pursuant to the Offer.

Independent Expert Statement
The Cadeler Board has a duty under Section 6-16 of the Norwegian Securities Trading Act to issue a statement on its assessment of the Offer’s consequences in respect of the interest of Cadeler, including the effect, if any, of strategic plans by NewCo noted in the Prospectus/Offer to Exchange on the employees and the location of the Cadeler’s business as well as other factors of significance for assessing whether the Offer should be accepted by the Cadeler Shareholders. Under Section 6-16 of the Norwegian Securities Trading Act, such statement must be made public no later than one week prior to the Expiration Date. If a separate opinion is issued from the employees on the effects of the Offer on employment, that opinion shall be appended to or included in the statement.
When an offer is made in agreement with the Cadeler Board, the NFSA may pursuant to Section 6-16 (4) of the Norwegian Securities Trading Act require that the formal statement to be made by the Cadeler Board pursuant to Section 6-16 is instead issued by an independent third party on behalf of the Cadeler Board. The formal statement pursuant to Section 6-16 of the Norwegian Securities Trading Act is being filed as Exhibit (a)(5)(vii) to this Schedule 14D-9 and is incorporated by reference herein.
ITEM 6.   INTERESTS IN SECURITIES OF THE SUBJECT COMPANY
On August 26, 2026, the Group’s executive management and certain key employees were granted a total of 1,574,042 restricted stock units (“RSUs”) related to the financial year ended December 31, 2026. Each RSU allows the participant to receive one share upon vesting. The RSUs will vest on August 26, 2030 and expire on December 26, 2030. Vesting of the RSUs is conditional on continued employment within the Group, save where the participant’s employment terminates in circumstances entitling him to good leaver treatment under his RSU program. The total number of potential shares that could be delivered pursuant to the RSUs issued under this programme is 1,574,042, corresponding to approximately 0.41% of NewCo’s share capital assuming all Cadeler Shareholders participate in and are accepted in the Offer. In connection with the grant of RSUs in 2026, the Cadeler Board decided to use the authorization set out in Cadeler’s remuneration policy to deviate from the threshold set out therein and exceed the annual value of share-based incentive grants for the purposes of retention and incentivization.
In May 2024, the Group’s executive management were granted a total of 193,011 RSUs, without consideration related to the financial year ended December 31, 2024. These RSUs were originally due to vest in May 2027, however, in connection with the Offer, the Cadeler Board approved the accelerated vesting of such RSUs, such that the RSUs vested on September 21, 2026. Each RSU allows the participant to receive one share upon vesting. The total number of Cadeler Shares that will be delivered pursuant to such RSUs is 193,011, corresponding to approximately 0.05% of the NewCo’s share capital assuming all Cadeler Shareholders participate in and are accepted in the Offer. The RSUs are expected to settle on or around September 22, 2026 on an 85% shares / 15% cash basis, whereby Mikkel Gleerup, Chief Executive Officer, will receive 104,401 shares while Peter Brogaard Hansen, Chief Financial Officer, will receive 59,658 shares from Cadeler’s treasury shares and with the remainder of the RSUs to be settled in cash. No RSUs will be outstanding under this program after settlement.
Except as set forth above, no transactions in Cadeler Shares have been effected during the past 60 days by Cadeler, or, to Cadeler’s knowledge after making reasonable inquiry, by any of its directors, executive officers or affiliates.
ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, Cadeler is not undertaking or engaged in any negotiations in response to the Offer that relate to:
•
a tender offer or other acquisition of Cadeler’s securities;

•
any extraordinary transaction, such as a merger, reorganization or liquidation, involving Cadeler or any of its subsidiaries;

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any purchase, sale or transfer of a material amount of assets of Cadeler or any of its subsidiaries; or

•
any material change in the present dividend rate or policy, or indebtedness or capitalization of Cadeler.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Cadeler Board, agreements in principal or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the immediately preceding paragraph of this Item 7.
ITEM 8.   ADDITIONAL INFORMATION
Conditions to the Offer
Notwithstanding any other provisions of the Offer and in addition to NewCo’s rights to extend, amend or terminate the Offer in accordance with the terms and conditions set forth in the Prospectus/Offer to Exchange and applicable law, and in addition to the obligations of NewCo to extend the Offer pursuant to applicable law, NewCo is not required to accept for exchange or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the U.S. Exchange Act), exchange the Offer Consideration for any Cadeler Shares and/or Cadeler ADSs validly tendered in the Offer and not validly withdrawn prior to the Expiration Date, if at the Expiration Date any of the following conditions have not been satisfied or waived:
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Minimum Condition — Cadeler Shareholders having validly tendered and not validly withdrawn in accordance with the terms of the Offer and prior to the Expiration Date a number of Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) that would represent, together with any Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) then owned by NewCo, more than 90% of the total number and of the aggregate voting power of the Cadeler Shares outstanding immediately after the consummation of the Offer, excluding any Cadeler Shares held in treasury;

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Regulatory Approvals — Any required authorization, permit, notification, filing, approvals, consents, waivers or clearances under any antitrust laws or foreign investment laws, having been obtained or made, as applicable;

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EU Prospectus and Offer Document — The EU Prospectus and Offer Document having been approved by NFSA as the competent authority and published in accordance with the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as amended (the “EU Prospectus Regulation”) and the Norwegian Securities Trading Act. NewCo has requested the NFSA to notify its approval of the EU Prospectus and Offer Document in accordance with Article 25(1) of the EU Prospectus Regulation to the competent authority in Denmark, being the Danish Financial Supervisory Authority (in Danish: Finanstilsynet), with a certificate of approval attesting that the EU Prospectus and Offer Document has been prepared in accordance with the EU Prospectus Regulation;

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No Legal Prohibition — No governmental entity of competent jurisdiction having (i) enacted, issued or promulgated any law on or after the date of the Prospectus/Offer to Exchange (and there not having been any change on or after the date of the Prospectus/Offer to Exchange in the manner in which any governmental entity enforces or interprets any law enacted, issued or promulgated prior to the date of the Prospectus/Offer to Exchange) that is in effect as of immediately prior to the Expiration Date or (ii) issued or granted any order or injunctions (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the Expiration Date, which, in each case described in the foregoing clauses (i) and (ii), restrains, enjoins or otherwise prohibits the consummation of the Offer and Redomiciliation;

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Effectiveness of the Registration Statement on Form F-4 — The Registration Statement on Form F-4 having become effective under the U.S. Securities Act of 1933, as amended, and not being the subject of any stop order or proceeding seeking a stop order; and

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Listing of NewCo Shares — The NewCo Shares having been approved for listing and trading on the NYSE, and for admission to trading on the OSE.

The conditions to the Offer are for the sole benefit of NewCo and may be asserted by NewCo regardless of the circumstances giving rise to any such condition, or may be waived by NewCo, by express and specific action to that effect, in whole or in part or reduced in scope at any time and from time to time, in each case, prior to the Expiration Date. This includes NewCo’s right, in its sole and absolute discretion, to reduce the Minimum Condition from more than 90% to a lower percentage. In determining whether to exercise its right to reduce the Minimum Condition, NewCo will consider a number of factors, including the overall level of support for the Offer reflected in acceptances received from Cadeler Shareholders at the time of any such determination and whether NewCo will be able to acquire Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) outside and after the expiration of the Offer enabling NewCo to obtain a shareholding in Cadeler sufficient for completing the Squeeze-out under Danish law.
On September 11, 2026, and for the purpose of financing the Squeeze-Out, NewCo entered into a bridge facility agreement for a loan of up to EUR 220 million with DNB Bank ASA (“DNB”) (the “Squeeze-out Facility”). The Squeeze-out Facility will only be drawn, and fees thereunder incurred, if the Minimum Condition is satisfied and the Offer is Completed. The Squeeze-out Facility carries an initial term of six months, with two three-month extension options to be exercised at NewCo’s discretion. It will be secured, from the completion of the Offer, by a first priority pledge over all of NewCo’s shares in Cadeler and includes customary covenants, including a change of control restriction substantially identical to Cadeler’s Green Corporate Facility and a prohibition on dividends or other distributions while the Squeeze-out Facility is outstanding. NewCo intends to structure the repayment of the Squeeze-out Facility following the Redomiciliation either through upstream intercompany loans, a private placement, or a distribution of dividends from entities within the Group to NewCo. As a result, dividend distributions from the Cadeler Group to NewCo may occur within 12 months following completion of the Offer.
Conditions to the Squeeze-out
The obligations of NewCo and Cadeler to effect the Squeeze-out will be subject to the satisfaction of each of the following conditions, any and all of which may be waived in whole or in part by NewCo or Cadeler, as the case may be, to the extent permitted by applicable law:
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Completion of Offer with the Minimum Condition Satisfied:   NewCo shall have accepted for exchange all Cadeler Shares and Cadeler ADSs validly tendered in the Offer and not validly withdrawn pursuant to the Offer and the Minimum Condition shall have been satisfied as part of the Offer;

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No Legal Prohibition:   No governmental entity of competent jurisdiction shall have (i) enacted, issued or promulgated any law or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent), which, in each case, restrains, enjoins or otherwise prohibits the initiation and/or consummation of the Squeeze-out.

Appraisal Rights
Holders of Cadeler Shares whose Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) are subject to the Squeeze-out may request that the District Court of Copenhagen appoint an independent expert to prepare an independent expert’s valuation of the cash consideration paid in connection with the Squeeze-out in accordance with Section 70(2) of the Danish Companies Act, subject to the deadline set out below. Any such challenge will not delay the completion or settlement of the Squeeze-out, as a dispute over the cash consideration does not affect the legal transfer of Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) to NewCo in the Squeeze-out.
Following completion of the Squeeze-out, a notice is required to be published by NewCo through the IT system of the Danish Business Authority informing the former holders of Cadeler Shares whose Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) were subject to the Squeeze-out of the completion of the Squeeze-out and their right to demand an expert valuation of the cash consideration paid for the Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) in the Squeeze-out within a period stated in such notice, which must be at least three (3) months from the time of publication of such notice, following which such right will be forfeited.

Legal Proceedings
As of the date of this Schedule 14D-9, Cadeler is not aware of any pending legal proceedings relating to the Offer or the Redomiciliation.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 contains or incorporates by reference statements forward-looking statements regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Forward-looking statements include but are not limited to those using words such as “expect,” “anticipate,” “believe,” “estimate,” “intend,” “project,” “plan,” “strategy,” “forecast” and similar expressions or future or conditional verbs such as “if,” “will,” “would,” “should,” “could,” “may” and “might.” These statements reflect the Company’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. These forward-looking statements are subject to risks and uncertainties including, among other things, satisfaction or waiver of the conditions precedent to the Offer and the Squeeze-out, including uncertainties as to whether and how many Cadeler Shareholders will tender their Cadeler Shares into the Offer. Accordingly, actual results may differ materially from those described in such forward-looking statements. Cadeler Shareholders should not place undue reliance on such forward-looking statements, and the Company undertakes no obligation to update publicly or revise any forward-looking statements, subject to compliance with all applicable laws and regulations and/or the rules of NYSE and/or any other regulatory or supervisory body or agency. A further description of risks and uncertainties relating to the Company can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 24, 2026, and in the subsequent interim financial information included in the Company’s Report on Form 6-K furnished to the SEC on August 25, 2026, both of which are incorporated herein by reference and available for free at the SEC’s website at www.sec.gov. Copies of these documents are also available free of charge on the Company’s internet website at ir.cadeler.com/financials/all-sec-filings.
ITEM 9.   EXHIBITS
Exhibit No.	Description
(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by NewCo (named Cadeler Limited at the time of filing) on August 27, 2026)
(a)(1)(ii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by NewCo (named Cadeler Limited at the time of filing) on August 27, 2026)
(a)(1)(iii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by NewCo (named Cadeler Limited at the time of filing) on August 27, 2026)
(a)(2)	Tender Offer Statement of Cadeler (incorporated herein by reference to Schedule TO filed by NewCo on September 22, 2026).
(a)(4)	Prospectus/Offer to Exchange (incorporated herein by reference to Prospectus filed by NewCo on September 22, 2026 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.
(a)(5)(i)	Form of Summary Advertisement (incorporated herein by reference to Exhibit (a)(5)(F) to Schedule TO filed by NewCo on September 22, 2026).
(a)(5)(ii)	Announcement by Cadeler of the filing of Form F-4 with the SEC, dated as of August 27, 2026 (incorporated by reference to Cadeler’s filing on Form 6-K on August 27, 2026).
(a)(5)(iii)	Announcement by Cadeler related to the launch of the Offer, dated as of September 21, 2026 (incorporated by reference to Cadeler’s filing on Form 6-K on September 21, 2026).
(a)(5)(iv)	Q&A for Shareholders, Employees and Media regarding the Offer, dated as of September 22, 2026 (incorporated by reference to NewCo’s filing pursuant to Rule 425 on September 22, 2026)

Exhibit No.	Description
(a)(5)(v)	Communication from Cadeler’s Chief Executive Officer to Cadeler leaders regarding the Offer, dated as of September 22, 2026 (incorporated by reference to NewCo’s filing pursuant to Rule 425 on September 22, 2026)
(a)(5)(vi)	SharePoint post from Cadeler’s Chief Executive Officer regarding the Offer, dated as of September 22, 2026 (incorporated by reference to NewCo’s filing pursuant to Rule 425 on September 22, 2026)
(a)(5)(vii)	Independent Expert Opinion on the assessment of the Offer’s consequences in respect of the interest of Cadeler pursuant to Section 6-16(4) of the Norwegian Securities Trading Act.
(e)(1)	Instalment Guarantee, issued by BW Group Limited in favour of COSCO Shipping (Qidong) Offshore Co., Ltd. (Hull No. N1063), dated July 8, 2021
(e)(2)	Instalment Guarantee, issued by BW Group Limited in favour of COSCO Shipping (Qidong) Offshore Co., Ltd. (Hull No. N1064), dated July 8, 2021
(e)(3)	Instalment Guarantee, issued by BW Group Limited in favour of COSCO Shipping (Qidong) Offshore Co., Ltd. (Hull No. N1130), dated May 17, 2022
(e)(4)	Instalment Guarantee, issued by BW Group Limited in favour of COSCO Shipping (Qidong) Offshore Co., Ltd. (Hull No. N1131), dated November 28, 2022
(e)(5)	Instalment Guarantee, issued by BW Group Limited in favour of COSCO Shipping (Qidong) Offshore Co., Ltd. (Hull No. N1149), dated May 27, 2024
(e)(6)	Instalment Guarantee, issued by BW Group Limited in favour of COSCO Shipping (Qidong) Offshore Co., Ltd. (Hull No. N1490), dated August 13, 2026
(e)(7)	Instalment Guarantee, issued by BW Group Limited in favour of COSCO Shipping (Qidong) Offshore Co., Ltd. (Hull No. N1491), dated August 13, 2026
(e)(8)	Share Lending Agreement, dated February 14, 2024, among Cadeler A/S, BW Altor Pte. Ltd. and DNB Markets, a part of DNB Bank ASA
(e)(9)	Share Lending Agreement, dated March 23, 2026, among Cadeler A/S, BW Altor Pte. Ltd. and DNB Carnegie, a part of DNB Bank ASA
(e)(10)	Administrative Services Agreement, dated September 27, 2013, entered into by and among, Eneti (previously Scorpio Bulkers Inc.) and Scorpio Services Holding (incorporated by reference to Exhibit 4.2 to Eneti’s Annual Report on Form 20-F filed April 14, 2023).
(e)(11)	Master Agreement, dated September 27, 2013, entered into by and among Eneti (previously Scorpio Bulkers Inc.), Scorpio Services Management S.A.M. and Scorpio Commercial Management S.A.M. (incorporated by reference to Exhibit 4.1 to Eneti’s Annual Report on Form 20-F filed on April 14, 2023).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Cadeler A/S
By:
/s/ Alexander Simmonds

Name: Alexander Simmonds
Title:   Authorised Signatory
Dated: September 22, 2026